March 13, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0306
Attention: Jay Mumford, Senior Attorney

Re:           Cree, Inc.
Annual Report on Form 10-K for the fiscal year ended June 29, 2008
Filed on August 20, 2008
File No. 000-21154

Dear Mr. Mumford:

Set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter dated February 27, 2009, relating to the Form 10-K for Fiscal Year Ended June 29, 2008 of Cree, Inc. (the “Company”).  This letter includes each comment from the letter in italics, with the Company’s response set forth immediately below.  The Company has repeated the headings and paragraph numbers from the letter for your convenience.

Item 11. Executive Compensation, page 87
Compensation Discussion and Analysis, page 28

1.
We note your response to our prior comment 3.  Please note that if you benchmark, you must provide the disclosure required by Regulation S-K Item 402(b)(2)(xiv).  This includes identifying the benchmark and all component companies.  In future filings, please clearly identify each component company used by your consultant or otherwise.  We note this may be a large list, depending on your benchmark.

United States Securities and Exchange Commission
Division of Corporation Finance

RESPONSE:

The Company acknowledges the Staff’s comment.  In future filings, if we benchmark we will provide the disclosures required by Regulation S-K Item 402(b)(2)(xiv).

Item 13.  Certain Relationships and Related Transactions…, page 87
Certain Transactions, page 7

2.
We note your response to prior comment 9.  It is unclear how you determined that the three agreements you identify are immaterial in amount and significance.  For example, it is unclear how an exclusive supply agreement with a related party or an agreement with a value over $1.4 million with a related party that is disclosed in the related party section of your proxy can be immaterial.  Please provide us your analysis for excluding these related party agreements as immaterial, including any authority upon which you rely, or please file these agreements as exhibits in future filings.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully submits that it has located no SEC guidance indicating that if a related person transaction must be disclosed in the proxy statement pursuant to Regulation S-K Item 404(a), a contract evidencing such a transaction must also be filed pursuant to Regulation S-K Item 601(b)(10)(ii)(A).  Rather, the determination of whether a contract in the ordinary course of business with a security holder named in the report must be filed under Item 601(b) appears to be independent of whether the transactions the contract evidences must be disclosed in the proxy statement.  Item 601(b)(10)(ii)(A) provides that contracts in the ordinary course of business with security holders who must be named in the report are required to be filed only if the contract is not immaterial in amount or significance.

The Company has located no SEC guidance for determining when a contract in the ordinary course of business with a security holder named in the report may be considered immaterial in amount or significance under Item 601(b)(10)(ii)(A) and thus need not be filed.  Lacking specific guidance, the Company evaluated each of these contracts by considering whether the amount payable under the contract is immaterial for financial reporting purposes and whether the contract is significant to the Company’s business as a whole.  The Company respectfully submits the following analysis of why each of the contracts is immaterial in amount and significance and accordingly is not required to be filed under Regulation S-K Item 601(b)(10)(ii)(A).

United States Securities and Exchange Commission
Division of Corporation Finance

•
Transition Services Agreement, dated March 30, 2007, between COTCO Luminant Device Limited (now Cree Hong Kong Limited or COTCO), COTCO Holdings Limited (now known as United Luminous International (Holdings) Limited or Holdings), and the Company.

This contract is immaterial to the Company in amount, as the net amount of fees COTCO paid Holdings annually for transition services is less than $250,000.  The net amount paid under this contract in our fiscal 2008 was approximately 0.05% of the Company’s total cost of revenue plus total operating expenses for the year.  This percentage is immaterial for financial reporting purposes.

This contract is also immaterial to the Company in significance, as it simply provided for an orderly transition of administrative support services and facilities following the Company’s acquisition of COTCO.

•	Manufacturing Agreement, dated as of May 31, 2007, between Light Engine Limited and LED Lighting Fixtures, Inc. (now Cree LED Lighting Solutions, Inc. or LLF).

This contract is immaterial to the Company in amount.  The fees Light Engine charged to LLF for lighting fixtures manufactured under the contract in the Company’s fiscal 2008 subsequent to the acquisition of LLF by the Company were approximately $1.4 million.  This amount was approximately 0.28% of our revenue and approximately 0.43% of our cost of revenue for fiscal 2008.  We consider these percentages immaterial for financial reporting purposes.

This contract is also immaterial to the Company in significance as the manufacturing services being purchased are available from several sources and the products manufactured under this contract represented less than 1% of the Company’s revenues for fiscal 2008.

United States Securities and Exchange Commission
Division of Corporation Finance

•	Distribution Agreement, dated as of May 31, 2007, between Light Engine Limited and LED Lighting Fixtures, Inc. (now Cree LED Lightings Solutions, Inc. or LLF).

We note that this contract granted an exclusive territory for only one of several LLF products.  Light Engine has not purchased any products pursuant to this contract.  Accordingly, the contract is immaterial in amount and significance.

If at any time any of these contracts is no longer immaterial in amount or significance, we will file the contract in accordance with Regulation S-K Item 601(b)(10)(ii)(A).  In our future filings, we will continue to disclose the existence of the contracts, the approximate dollar value of transactions under the contracts and the interest of the related parties to the extent required by Regulation S-K Item 404(a).

Review and Approval of Related Person Transactions, page 9

3.
From your response to our prior comment 11 it is unclear whether you will disclose “the standards to be applied pursuant to [your related person transaction] policies and procedures, and how such policies and procedures are evidenced” as required by Item 404(b) of Regulation S-K.  Please advise how you intend to address these issues.

RESPONSE:

We note that Item 404(b)(1) of Regulation S-K refers to the factors mentioned in the Staff’s comment as examples of material features that may be present in a registrant’s policies and procedures (and thus should be described) but does not require a description or discussion of these factors in all cases or when not present in the registrant’s policies or procedures.

All of the Company’s policies and procedures for the review, approval and ratification of transactions required to be reported under Reg. S-K Item 404(a) are contained in our Audit Committee charter as adopted by our Board of Directors.  The charter provisions setting out these policies read, in their entirety, as follows:

Related Person Transactions

The Company shall not be authorized to engage in any related person transaction unless the Committee approves the transaction.  For purposes of this paragraph the term “related person transaction” refers to transactions required to be

United States Securities and Exchange Commission
Division of Corporation Finance

disclosed pursuant to SEC Regulation S-K, Item 404, and to any other transaction for which Committee approval is required pursuant to applicable law or listing standards applicable to the Company.

In future filings, we plan to expand our disclosures under Item 404(b) to describe these charter provisions more fully.

****

 In connection with the responses in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please contact me at (919) 313-5359.

Sincerely,

CREE, INC.

/s/ John T. Kurtzweil
John T. Kurtzweil
Executive Vice President and
Chief Financial Officer